BD 2/27/13

13010940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

SEC FILE NUMBER
8- 67411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ParaCap Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6150 Parkland Blvd. Suite 250
(No. and Street)

Mayfield	Ohio	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

6685 Beta Drive	Mayfield Village	Ohio	44143
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 3/1/13

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ParaCap Group, LLC, as of 12/31/2012, _______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MAR S DIAMOS
NOTARY PUBLIC
FORSYTH COUNTY, GEORGIA
MY COMMISSION EXPIRES FEBRUARY 15, 2014

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ParaCap Group LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2012

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

PARACAP GROUP, LLC

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBER
PARACAP GROUP, LLC

We have audited the accompanying statement of financial condition of ParaCap Group, LLC (the Company) as of December 31, 2012 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ParaCap Group, LLC as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

SKODA MINOTTI

Skoda Minotti

Cleveland, Ohio
February 11, 2013

PARACAP GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,367,361
Accounts receivable	70,488
Prepaid expenses	2,628
Due from parent	38,397
Deposits	7,371
Investment at cost	38,000
	$ 1,524,245

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 27,370
Accrued liabilities	215,000
	242,370
MEMBER'S EQUITY	1,281,875
	$ 1,524,245

The accompanying notes are an integral part of the statement of financial condition.

PARACAP GROUP, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ParaCap Group, LLC (the Company), an Ohio limited liability company, is a securities broker-dealer conducting business in the state of Ohio. The Company primarily provides capital raising and corporate development services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

The Company is a wholly-owned subsidiary of Paragon Capital Group, LLC (the Parent).

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement (e.g. per the terms of an engagement letter) and as services are provided. Engagement letter terms may dictate revenue recognition via retainer fees, fees linked to services, and reimbursement of out-of-pocket expenses.

Cash and Cash Equivalents

The Company considers all highly liquid investments, such as money market deposits, with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable as of December 31, 2012 are due from several customers. During the year, credit is extended to various customers based on an evaluation of the customers' financial condition and the terms of the engagement letter. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts are past due, the Company's previous loss history, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. At December 31, 2012, the Company considers all accounts receivable to be fully collectible and, therefore, did not provide an allowance for doubtful accounts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a limited liability company taxed as a single member LLC in which all elements of income and deductions are included in the tax returns of the member of the Company. Therefore, no provision for Federal income or state taxes has been included in these financial statements.

The Parent files information returns in the U.S. Federal jurisdiction, and various state and local jurisdictions. The Parent currently has no uncertain tax positions that have been taken and believes it can defend its tax returns to any tax jurisdiction. The Parent is no longer subject to examination by tax authorities for years before 2009.

Subsequent Events

The Company evaluated subsequent events through February 18, 2013, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital equivalent to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, the Company exceeded its net capital requirement.

3. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

4. RELATED PARTY TRANSACTIONS

The Company and its Parent regularly advance money on a short-term basis to fund payroll and various operating expenses. The Company's outstanding receivable due from the Parent as of December 31, 2012 was $38,397.

5. CONCENTRATION OF CREDIT RISK

Accounts receivable from two customers comprised approximately 91% of accounts receivable at December 31, 2012.

The Company places its cash with regulated financial institutions. Balances with the financial institutions may exceed insured limits.

6. INVESTMENT AT COST

During the year ended December 31, 2012, the Company received 1,000 shares of a customer's common stock valued at $38,000 as payment for a receivable. This investment is accounted for under the cost method of accounting (which approximates fair value), as the holdings represent less than 20% of the outstanding shares of the investee.

7. OPERATING LEASE

The Company leases office space, which has a five year lease term ending on July 31, 2015 with a three year renewal option. Future annual minimum lease payments are as follows:

YEAR ENDING DECEMBER 31,	
2013	$ 96,718
2014	100,029
2015	59,486
	$ 256,233

8. CONTINGENCIES

In the ordinary course of business, the Company is subject to, or party to, pending or threatened litigation, assessments, and claims. While it is not possible to predict with certainty the outcome of such matters individually or in the aggregate, management believes that the ultimate result will not have a material adverse effect on the financial position of the Company.